

December 21, 2010

Shu Kaneko
Chief Financial Officer
Emerald Dairy Inc.
11990 Market Street, Suite 205
Reston, Virginia 20190

> **Re:** **Emerald Dairy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009, As Amended**
> **Filed April 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52174**

Dear Mr. Kaneko:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, As Amended, for Fiscal Year Ended December 31, 2009

Products, page 2

1. We note your reference to 'subcontracting' milk powder sales under this heading and throughout your filing. Please expand your disclosure, where appropriate, to provide the reader with an understanding of the nature of your subcontracting arrangements.

Note 12. Income Taxes, page F-23

2. Please expand your disclosure under this heading to disclose the following or otherwise explain to us why you do not believe this disclosure is warranted:

- the total of all deferred tax liabilities and assets, as required by ASC 740-10-50-2(a) and (b); and
- the total valuation allowance for the periods presented, as required by ASC 740-10-50-2(c).

Note 17. Equity, page F-32

Warrant Tender Offers, page F-34

3.   We note your discussion of the 'First Offer' you commenced on April 24, 2008 and the 'Second Offer' you commenced on June 19, 2009 in which terms of your outstanding warrants were modified. Please tell us what, if any expense was recorded related to the additional value you conveyed in modifying your outstanding warrants. Similar concerns apply to the 'Third Offer' you describe in your Form 10-Q for the fiscal quarter ended September 30, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 13. Notes payable, page 13

4.   We note the decrease in the amount of the June 2008 notes of $856,890 and the pay-off of the Notes dated November 2008 of $500,000. Please explain to us why your cash flow statement reflects cash out for the repayments of notes payable of only $477,464.

Note 20. Subsequent Events, page 22

5.   We note your statement that "Management has evaluated subsequent events from October 1, 2010 to November 15, 2010, ..., and has concluded the following events should be reported during this period." Please expand your disclosure to address the subsequent events you indicate should be reported, or otherwise advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief